February 18, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Jeffrey N. Kauten

Re:	iSign Solutions Inc. Registration Statement on Form S-1 (File No. 333-208601)

Ladies and Gentlemen:

Reference is made to the letter dated February 5, 2016 by Joseph Gunnar & Co., LLC requesting, pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement. Joseph Gunnar & Co., LLC hereby rescinds said acceleration request.

JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings